Exhibit 12

TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

Six Months Ended
June 30, 2007

Income before income taxes	$120

FIXED CHARGES:
Interest on debt	202
Estimated interest portion of rents	1

Total fixed charges	203

Adjusted income	$323
Ratio of earnings to fixed charges(1)	1.59x

(1)	The ratio of earnings to fixed charges has been computed by dividing income before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.